Tesma International Inc.                                           Q3

Tesma Third Quarter Report
Three and nine months ended September 30, 2004

               Dear Shareholders:

               Please find attached our results for our third quarter and nine-month period ended September 30, 2004.

               Financial Highlights
[Sales chart]
                - Sales for the third quarter rose 27% to $324 million
               compared to $254 million for the third quarter of 2003, and for the first nine months, increased 28% to $1,025 million.

                - The acquisition of Davis Industries, Inc. (Davis) which we completed in our first quarter, added approximately $33 million in new sales for us this quarter and $101 million on a year-to-date basis.

                - North American vehicle production volumes for the quarter were down 1% however, key programs at our largest customer were down significantly from a year ago. In Europe, production volumes were up 2% in the quarter.
[Net Income Chart]
                - Content per vehicle increased 30% in North America and 6%
               in Europe to $56 and (euro) 19, respectively, during the quarter. On a year to date basis, content per vehicle increased in North America and Europe by 31% and 4% (to $55 and (euro) 17, respectively). Davis' operations contributed approximately $7 of content in North America in both the third quarter and first nine months of the year.

                - Net income in the third quarter decreased 23% to $12
               million compared to $16 million in the prior year, and for the first nine months, increased 18% to over $63 million.

                - Diluted earnings per share for the quarter decreased to
               $0.38 from $0.49 in 2003, while year-to-date, increased to $1.93 from $1.64.

                - Operating cash flow in the third quarter increased to $34 million, an increase of 13% over the $30 million generated in the prior year. For the first nine months of the year, operating cash flow increased to $126 million from $99 million in the same period of 2003.

                - Our net cash position decreased during the quarter by 5% to
               $138 million, from $144 million at the end of the second quarter but increased from $123 million at December 31, 2003.
[N.A. Content Per
Vehicle Chart] Despite our growth in sales during the quarter, our profitability levels decreased largely due to the escalation in steel prices which dramatically increased our manufacturing costs. These higher costs, combined with continued production declines at our largest customers and operating issues at a recently-acquired facility more than offset the additional gross margins we were able to generate on our higher sales. Additional financial and operating highlights are outlined in the attached Management's Discussion and Analysis of Results of Operations and Financial Position for the three and nine-month periods ended September 30, 2004.
[Diluted EPS chart]
               Effective November 22, 2004, our Class A Subordinate Voting Shares will be traded on the TSX under the stock symbol "TSM.SV.A". This change is due to a new symbol naming convention implemented by the TSX. The stock symbol for our Class A Subordinate Voting Shares on NASDAQ (TSMA) is not affected by this change.

               /s/  Anthony E. Dobranowski        /s/  Klaus Blickle
               ___________________________        ________________________
               Anthony E. Dobranowski             Dr. Klaus Blickle
               Vice Chairman & Chief Financial    President
               Officer


    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    RESULTS OF OPERATIONS AND FINANCIAL POSITION
    FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

                                                            November 1, 2004

    Tesma International Inc. ("Tesma") designs, engineers, tests and manufactures technologically-advanced powertrain (engine and transmission) and fuel components, modules and systems for the global automotive industry. We employ approximately 5,700 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting our three principal product technology groups: Tesma Engine Technologies, Tesma Transmission Technologies and Tesma Fuel Technologies.

    The following management's discussion and analysis of our consolidated operating results and financial position (MD&A) is for the three and nine-month periods ended September 30, 2004 and 2003 and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto and with the audited consolidated financial statements and notes for the year ended December 31, 2003 and management's discussion and analysis in our 2003 Annual Report. All amounts in this MD&A are in United States dollars (U.S. dollars) unless otherwise indicated.

    PRIVATIZATION PROPOSAL

    As previously announced on October 25, 2004, our Board of Directors received a proposal from Magna International Inc. (Magna) to acquire all the outstanding Tesma Class A Subordinate Voting Shares not owned by Magna. If approved, the transaction would privatize Tesma back as a wholly-owned operating group of Magna.

    OVERVIEW

    Profitability levels in our third quarter decreased largely as a result of a continued escalation in steel prices which are dramatically increasing our manufacturing costs and affecting all suppliers. While the higher prices are directly affecting our material costs at facilities not on steel buying programs, the impacts have become even more far reaching during the third quarter as the longevity of the high prices continues to ripple through more areas of the economy. A significant portion of our steel which was contracted under long-term supply agreements are now subject to significant surcharges as smaller resellers cannot absorb price increases charged by the mills. Additionally, smaller parts suppliers are having trouble securing steel and absorbing higher costs which is causing both delay and quality issues which can then lead to higher costs for freight, quality control and purchased components as we strive to meet our customer requirements for quality and delivery. We have approached certain customers regarding this industry issue but have yet to see any meaningful assistance. Instead, we continue to experience customer pressure for pricing concessions.
    In the North American market, the trend of vehicle production declines and deteriorating market share of our traditional North American customers continued through the third quarter. This was especially true at General Motors (GM), our largest customer, where production decreased further from a weak period in the prior year, especially on a number of higher-volume North American engine programs that have significant Tesma content. Overall volumes in North America remain consistent with the prior year so the declines at the traditional North American original equipment manufacturers (OEMs) translate into market share gains and production increases at the New Domestic OEMs. In Europe, our positive momentum through the early part of this year continued, especially at our European die-casting operations which continue to benefit from significant operating improvements and efficiencies achieved over the past year. In addition, we launched the first water pump program from our new Italian facility for Fiat's 1.3L engine. This program will be followed by launches expected later this year for other Fiat engines.

    Our results also reflect the acquisition of Davis Industries, Inc. (Davis). These operations, consisting of three operating facilities, added approximately $33 million of sales in the quarter ($101 million year-to-date) and increased our North American content per vehicle by over $7 (over $7 year- to-date). Despite these increased sales, the Davis operations negatively impacted our bottom line in the third quarter and nine months year-to-date as these facilities are not party to any steel resale programs with our OEM customers and continue to be hit the hardest by steel price increases and surcharges. In fact, we estimate that the Davis facilities represent approximately 40% of the increased cost burden associated with the rising steel prices. In addition, significant operating issues and numerous launches of "non-core" products at one division are leading to significantly higher manufacturing costs. Additional details regarding the impact of the
 Davis operations on our third quarter results are provided in the relevant Sections of this MD&A below.

    Our third quarter included some significant business awards, especially from a strategic standpoint as they covered a number of geographic regions. We have been awarded a number of programs for GM in China, including a front cover with oil pump, thermostat housing, flexplate and cam covers for the L850 engine to be produced in the Chinese market and an oil pump for the GF6 transmission to be installed in vehicles for the Chinese and Korean markets. These awards exemplify our approach of establishing an "incubator plant" in China to plan, develop and launch numerous programs from each of our primary technology groups. Other awards during the quarter include an oil pump to be supplied to GM for their global V8 engine program, oil pumps and drive plate assemblies for the Hyundai Motor Corporation, additional business to supply water pumps for Fiat for their 1.4L engine out of our Italian operations and a water pump and thermostat housing to be supplied to Jaguar for their AJ41 V8 engine program.

    Our financial resources remain strong. Cash levels, net of bank indebtedness, exceed $137 million, and our total debt to total capitalization decreased to a conservative 10%. With this strong foundation which we expect to continue to build, we are well positioned to continue our growth and ultimately deliver increased shareholder value.

    OUTLOOK

    For the full year ending December 31, 2004, we have reduced our estimate of production volumes in North America to approximately 15.9 million units, about equal with production in 2003. In Europe, we expect production of approximately 16.2 million units, 1% lower than full year volumes experienced last year. Based on these forecasts, the inclusion of the Davis operations, our anticipated tooling and other automotive sales, our projected content per vehicle levels and the impact of foreign exchange at the current rates in effect, we continue to expect overall sales growth of approximately 25% for the year ending December 31, 2004.

    ACCOUNTING CHANGES

    Stock-based compensation

    In 2003, we adopted new rules issued by the Canadian Institute of Chartered Accountants (CICA) under Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" (CICA 3870) which require that stock-based compensation transactions be accounted for at fair value. We adopted these new rules earlier than required by the standard and applied them on a retroactive basis to stock-based awards granted on or after August 1, 2002, the date that we were initially required to adopt CICA 3870. As a result, the comparative nine-month period ended September 30, 2003 has been restated and reflects a cumulative adjustment to increase the opening balance of contributed surplus by $0.1 million and decrease the opening balance of retained earnings by $0.1 million. In the current quarter ended September 30, 2004, we recorded compensation expense of $0.1 million ($0.7 million year-to-date) as part of selling, general and administrative (S,G&A) expenses, while a year ago, the expense recorded was $0.4 million in both the three and nine-month periods ended September 30, 2003.

    Asset Retirement Obligations

    Effective January 1, 2004, the CICA issued Handbook Section 3110 "Asset Retirement Obligations" (CICA 3110). CICA 3110 requires that we estimate and recognize the fair value (discounted to present value) of any liabilities for future asset retirements, where applicable, and record the associated cost over the period of use. For us, this primarily represents the obligation, at the end of each lease term, to restore leased premises back to their condition at the inception of the lease. At lease inception, the present value of this obligation is determined and recognized as a long-term liability with a corresponding amount recognized as an additional capital asset. The amount recognized as a capital asset is amortized and the liability amount is accreted over the period from lease inception to the time we expect to vacate the premises, such that both depreciation and interest expense are recorded as charges against earnings. We adopted these rules effective January 1, 2004 and the resulting impact to the interim consolidated financial statements was not significant.

    Hedging Relationships

    On January 1, 2004, amended guidance under the CICA Accounting Guideline 13 "Hedging Relationships" (AcG-13) became effective. AcG-13 establishes certain conditions and documentation requirements that must exist at the inception of a hedge in order to apply hedge accounting. On January 1, 2004, our treasury management system complied with the documentation requirements of AcG-13 and, as such, we continue to apply hedge accounting, when applicable, in our consolidated financial statements.

    DISCUSSION OF THE RESULTS

    Foreign Currency Exchange Rates

    As a majority of our operations have functional currencies other than the U.S. dollar, our reported results can be significantly affected by movements in the exchange rates of the Canadian dollar, euro, Swiss franc and Korean won, all relative to the U.S. dollar. The magnitude of the impact of foreign exchange on our results in the periods presented will primarily depend on, and vary directly with, the size of the fluctuations, relative to the U.S. dollar, of the underlying functional currencies in our Canadian, European and South Korean-based operations. The acquisition of Davis, which is based in the United States, reduces the relative impact of currency fluctuations on our reported results, but only to a limited extent.

    The average exchange rates for our most significant functional currencies relative to the U.S. dollar during the current and comparative quarter were as follows:

    -------------------------------------------------------------------------
    Average rates          Q3        Q3       %       YTD       YTD      %
     for the period       2004      2003   change    2004      2003   change
    -------------------------------------------------------------------------
    Canadian dollar       0.7663    0.7245    +6%    0.7532    0.7012    +7%
    -------------------------------------------------------------------------
    Euro                  1.2227    1.1244    +9%    1.2255    1.1121   +10%
    -------------------------------------------------------------------------
    Korean won          0.000869  0.000851    +2%  0.000861  0.000837    +3%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The exchange rates in effect at the end of the current quarter, our previous quarter, at our December 31, 2003 year-end and at the quarter ended a year ago were as follows:

    -------------------------------------------------------------------------
    Rates at the end       Sep       Jun      Dec   % change   Sep   % change
     of the period         2004      2004     2003     Dec     2003     Sep
    -------------------------------------------------------------------------
    Canadian dollar       0.7918    0.7546    0.7752    +2%    0.7382     7%
    -------------------------------------------------------------------------
    Euro                  1.2401    1.2310    1.2591    -2%    1.1483    +8%
    -------------------------------------------------------------------------
    Korean won          0.000870  0.000866  0.000836    +4%  0.000869     -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Vehicle Production Volumes

    North American vehicle production volumes for the third quarter experienced a 1% decline from the prior year and were approximately
3.6 million units. For the first three quarters, North American vehicle production volumes decreased only slightly and remained substantially unchanged at 11.9 million units. Among the North American automakers however, the situation varies significantly. The "Big Three" automakers all experienced production declines over the prior year ranging from 2% to 6% (compared to a weak period in the prior year where production declines ranged from 5% to 16% over 2002 production levels) with GM, North America's largest automaker and our largest customer, declining by 5%. Our sales to GM actually declined at levels exceeding GM's vehicle production decline as we believe engine production levels of their two highest Tesma content engines, the L850 and GEN IV, experienced declines approximating 17% and 7%, respectively, with only some volume transferring to other engines that have Tesma content. Contrary to the "Big Three", other North American OEMs (including the New Domestic manufacturers), led by strong growth at Nissan and Toyota, continued their trend of increasing production (and market share) with growth of 9% in the quarter versus a year ago and 8% growth during the first nine months.

    European vehicle production levels increased 2% in both the quarter and nine-month period, to 3.7 million and 12.5 million units, respectively. Our largest European customers, including the Volkswagen Group (VW), DaimlerChrysler, and Fiat, all experienced strong growth ranging from 5% to 12%.

    Sales

    Our consolidated sales in the quarter increased 27% to $323.5 million from $254.3 million in the same quarter last year. Sales for the nine-month period totaled $1,025.3 million, an increase of 28% from $800.5 million for the same period in 2003. Of this increase, approximately $16 million
($66 million year-to-date), or 23% (29% year-to-date) of the overall growth, can be attributed to higher translated sales primarily due to the strengthening of the Canadian dollar and euro relative to the U.S. dollar, $33 million ($101 million year-to-date) is attributable to the acquisition of Davis and the balance is largely attributable to organic growth. All of these factors contributed to a 30% increase in our North American content per vehicle in the quarter to $56 from $43 in the same period last year, and by 31%, to $55 for the first nine months compared to $42 in the first nine months of 2003. Our European content increased 6% to (euro) 19 in the quarter and for the first nine months, increased 4% to approximately (euro) 17.

    North American Operations

    Our North American operations consist of 18 manufacturing facilities (13 in Canada and 5 in the U.S.) employing 4,400 employees. These operations reported sales of $259.2 million for the quarter, up 31% from $198.1 million in the same quarter a year ago and for the nine-month period, increased 31% to $819.1 million. Of this growth, $32.5 million, representing over $7 in North American content ($100.8 million in sales and over $7 in content year-to-date) was generated by Davis and approximately $11 million ($46 million year-to- date), representing over $3 in North American content ($4 year-to-
date) was a result of the stronger Canadian dollar relative to the U.S. dollar. The remaining increase in the quarter of approximately $17 million ($49 million year-to-date) represents true native currency organic growth of approximately 9% (8% year-to-date) and was realized despite our reduced ownership level in STT Technologies (STT) since February 2004 (see separate discussion later in this MD&A). This "true" growth in sales and content per vehicle was fueled by new program launches and volume increases, the most notable of which are as follows:

    - year-over-year volume increases on the integrated front cover for GM's High Feature V6 engine (initially launched at low volumes in the first quarter of 2003) which is primarily installed in various Cadillac models;
    - the launch of crankshaft seals for GM's 3.8L engine and oil pans for their Line 4 engine;
    - increased volumes of tensioner assemblies supplied to Ford on various truck programs and to VW;
    - increased year-over-year volumes of balance shaft assemblies for GM's Line 4 and Line 5 engine programs reflecting the launch of GM's new midsize pickups late in 2003;
    - initial shipments of die-cast and machined transmission components and assemblies to GM for various light vehicle transmissions which was "takeover" business;
    - increased volumes on the oil pump for Ford's 5R110 transmission that is now mated with a gas engine in addition to the existing diesel engine;
    - new launches and volume increases in Tesma Fuel Technologies including: filler pipe assemblies for DCX for their Durango, Sebring, Stratus and Chrysler 300 vehicles, filler pipes for the Saturn VUE and stainless steel fuel tank assemblies for DCX's JR platform; and,
    - higher volumes of the rotating clutch for the Allison LCT transmission.

    Our continued success in capturing new business has allowed us to achieve organic growth despite continuing declines in "Big Three" market share (more specifically, lower production levels for the "high Tesma content" GM engines) and continued pricing pressures from our major customers.

    Although North American production volumes decreased slightly during the quarter, the acquisition of Davis improved our relative level of business with non-traditional customers and thus our sales and content growth were somewhat insulated from the declines experienced at our largest customers. Sales from our North American operations increased to 78% of our consolidated sales for both the quarter and nine-month periods ended September 30, 2004 compared to 76% in both periods a year ago, as expected given that the majority of Davis' customers are located in North America.

    European Operations

    Our 6 European operations, located in Germany, Austria, and Italy, employ 1,100 employees. During the quarter, sales from our European operations increased by 19% to $65.4 million from $54.8 million a year ago with a stronger euro accounting for approximately $5 million of this sales growth. For the first nine months, sales increased to $206.2 million from $174.5 million, an increase of 18% of which over half was derived from the stronger euro. The remaining increase in sales in the quarter of $5 million ($13 million increase year-to-date) was fueled by growth in our European content per vehicle (as mentioned above) and exports, primarily as a result of the following:

    - the fuel filler pipe assembly for Ford's high volume, global C1 (Focus) platform (initially launched in the third quarter of 2003) which includes volumes exported to Mazda in Japan;
    -   higher sales of service and aftermarket products;
    -   stronger sales of tensioners and brackets to European customers; and,
    - initial shipments of water pumps (previously delayed) to Fiat from one of our Italian entities.

    These increases more than offset declines in stainless steel fuel tank volumes from our Austrian subsidiary specifically, volumes of the P2X program (Volvo) which decreased dramatically and volumes for the PQ34 (Beetle) tank decreased as there is a hiatus in production until 2005.
    Sales from our European operations represented 20% of our consolidated sales in the quarter and nine-month period ended September 30, 2004, compared to 21% in the comparable periods last year. This relative decline compared with North America reflects the acquisition of the Davis facilities.

    Other Automotive Sales

    Our Other Automotive segment consists of two manufacturing facilities in South Korea, one in China and a small assembly facility in Brazil, employing approximately 200 people. Sales for the quarter were up 24% to $8.6 million from $6.9 million a year ago, representing 2% of our consolidated sales (3% in the prior year). The increase in the quarter is primarily the result of increased exports to North America, including water pumps supplied to DaimlerChrysler for their 5.7L engine (initially launched in the second half of 2003) which is new, offered on additional vehicle applications including the Dodge Magnum and water pumps supplied to GM for their Premium V8 engine. In addition, the increase reflects higher volumes for the RXC transmission oil pump, our first production contract with Hyundai Motor Company and increased exports into Europe including the launch of water pumps and oil pumps to Ford for their Lion V6 engine. For the first nine months, sales were up 29% to $26.0 million from $20.1 million a year ago and represent 2% of our consolidated sales (3% of consolidated sales in the same period a year ago).

    Tooling and other sales for the third quarter (which are included in the above segmented sales totals) increased by $5.1 million to $21.3 million compared to $16.2 million in the same quarter a year ago. Foreign currency translation accounted for only a small portion (approximately $0.5 million) of the change and the Davis facilities contributed $4.4 million. For the first nine months, tooling and other sales increased to $60.2 million compared to $38.0 million year ago. The increased tooling sales during the year occurred primarily in our North American operations with the Davis group accounting for $9 million, currency translation adding approximately $3 million and tooling revenues associated with future launches for programs such as GM's 3.9L engine, ZF's continuously variable transmissions and Ford's 6-speed transmission.

    Our focus on satisfying the needs and demands of our customers is translating into continued growth in all of our major markets. In North America, the Davis acquisition, foreign exchange translation and the continued launch of new product spurred growth in sales to our North American customers by 30% to $219.4 million for the quarter from $169.0 million a year ago (representing 68% of our consolidated sales for the quarter, up from 66% in the quarter a year ago) and by 34% to $709.2 million for the first nine months compared to $531.1 million in the same period last year (representing 69% of our consolidated sales for the first nine months, up from 66% last year).

    Sales to our European-based customers grew in the quarter by 19% to $89.6 million compared to $75.3 million in the same period a year ago (representing 28% and 30% of consolidated sales, respectively). This growth was driven by the stronger euro relative to the U.S. dollar, higher exports of tensioners, balance shaft assemblies and some Davis flexplates and transmission shells to Europe, shipments of the Ford C1 filler pipe assemblies (initially launched in June 2003), initial shipments of water pumps from one of our Italian facilities, increased exports into Europe from our Korean subsidiary and higher demand for service parts. For the first nine months sales to European customers increased 15% to $274.5 million from $238.5 million in the same period last year (representing 27% and 30% of our consolidated sales, respectively).

    For the quarter, sales to Australasian customers increased by 25% to $9.3 million compared to $7.5 million a year ago (3% of consolidated sales for both periods) due primarily to new launches for Hyundai in Korea, increased exports of fuel products (particularly the Ford C1 program) from our European operations into Japan and China, offset partially by lower sales to Mazda in Japan as older programs balanced out. Year-to-date sales to these customers increased $6.5 million to $27.7 million, (representing 3% of consolidated sales in both periods). Sales to customers in the South American market increased to $5.2 million from $2.5 million (2% of consolidated sales) during the quarter, due primarily to higher exports from our Canadian and European operations, and a slight increase from our Brazilian subsidiary. Year-to-date, our sales to these customers increased $4.1 million to $13.9 million.

    Sales to our four largest worldwide customers, GM, Ford, DaimlerChrysler and VW, accounted for 69% of our consolidated sales during the quarter and nine month period, respectively (73% and 75% for the respective periods in the prior year). The improved diversification is, in a large part, attributable to the addition of Davis, which improves our sales to non-traditional "New Domestic" OEMs, in particular Nissan and Honda. Our sales to the global operations of GM, our largest customer group, declined to 36% of our consolidated sales in the three month period ended September 30, 2004 and 37% in the nine-month period, versus 42% in the same periods a year ago. This trend is largely attributable to a different mix of customers in the three Davis facilities and to the lower production levels at GM. While no single product sold to any customer accounted for more than 10% of our consolidated sales in the quarter this year or last year, modules and systems supplied for the GM GEN III/IV and L850 engine programs accounted for approximately 14% of our consolidated sales in the quarter (16% of our year-to-date consolidated sales) compared to 16% in the same quarter last year (19% of our year-to-date consolidated sales last year) with the decrease reflecting reduced production volumes for these engine programs and the impact of Davis' customer mix.

    Gross Margin

    Gross margin percentage for the third quarter decreased to 18.2% from 20.9% in the comparable period a year ago, and on a year-to-year basis decreased to 20.9% from 21.4%.

    The most significant factor leading to the decrease in our gross margin in the quarter was the significant increase in the price of steel during the third quarter which was experienced by all suppliers and our inability to pass these costs through to our customers. A large portion of our steel purchase requirements are covered under steel supply agreements with certain customers and suppliers. However our suppliers have now introduced significant surcharges to our contracted steel prices and a portion of our steel buy, especially relating to programs produced in the Davis facilities acquired earlier this year, are not or are no longer covered by any steel supply contract. As a result, a significant portion of our steel purchases were exposed to market pricing which we estimate negatively impacted our margins by approximately 2.5% during the quarter (an increase from the 1.2% negative impact we estimated in our second quarter).
    Other negative factors impacting our margins in the quarter were continued pricing concessions for our major North American customers, the impact of reduced capacity utilization in facilities supplying for GM's L850 and GEN III/IV engine programs, significant operating issues and excess costs at one of the Davis facilities in the midst of numerous launches of "non-core" fuel door programs for various customers, higher repair costs incurred on planned maintenance conducted during summer shutdown periods and premium freight costs incurred due to supply issues of raw materials and subcomponents from several suppliers (who are also struggling with higher steel prices) which required us to expedite shipments both in and out of our facilities in order to meet customer production requirements.

    Our gross margins were significantly affected by the above negative factors; however, offsetting these negatives to a certain degree were favourable impacts which included:

    - a lower realized exchange rate versus a year ago on U.S. dollar-denominated materials purchased by certain Canadian divisions which positively impacted our year-over-year margins in the quarter (fueled by the continued year-over-year strengthening of the Canadian dollar versus the U.S. dollar); and
    - significant improvements over the prior year at our European die-casting facility and higher sales, improved capacity utilization and other operating efficiencies achieved at other divisions.

    For the first nine months of the year, the aforementioned increases in steel prices have reduced our gross margins by an estimated 1.3%. The year-to-date impact reflects the gradual rise of these costs which started in the latter part of our first quarter, increased to higher degrees in the second quarter and then further increased in our third quarter. Other factors impacting our margin for the first nine months of the year include year-to-date vehicle production declines at our largest North American customers and the operating issues and resulting costs at the Davis facility referred to above partially offset by, higher SR&ED investment tax credits recorded in 2004 (including approximately $2 million recognized in our second quarter for 2003 claims that were completed in accordance with recently-issued amendments to the rules governing claimable expenses) and operating improvements at our North American and European die-casting and machining operations.

    Selling, General and Administrative Expenses

    S,G&A expenses for the quarter, as a percentage of sales, decreased to 6.1% from 6.5% for the same period a year ago. Absolute costs for the quarter and nine months year-to-date increased to $19.6 million and $64.6 million, respectively (6.1% and 6.3% of sales, respectively), from $16.5 million (6.5% of sales) and $49.1 million (6.1% of sales) in the same periods, respectively, last year. The increase in the quarter was due to the inclusion of the Davis operations which added $2.2 million ($6.8 million year-to-date), higher translated amounts resulting from a stronger Canadian dollar and euro which added approximately $1 million (over $4 million year-to-date) and increased employee headcounts in our Technology Groups and at various divisions in support of higher growth and sales activities. Partially offsetting these increases in the quarter was a gain of $0.9 million recorded on the sale of our investment in Magna Systemtechnik AG to a related company under the control of Magna (see Note 7(b)(ii) of the unaudited interim consolidated financial statements).

    On a year-to-date basis, additional factors contributing to the increase in S,G&A costs include the $1.2 million loss recorded on the sale of a portion of our ownership interest in STT in the first quarter, higher marketing and travel-related costs associated with managing our increasing global presence, higher stock-based compensation expenses recorded in accordance with new accounting rules adopted in 2003 and increased incentive based compensation on higher year-to-date pretax levels.

    S,G&A costs include specific charges from Magna Services Inc. (ServiceCo), a wholly-owned subsidiary of Magna International Inc. (Magna), which are negotiated annually and are based on the level of benefits and services provided to us by ServiceCo and include, but are not limited to: information technology (WAN infrastructure and support services), human resource and employee relations services (including administration of the Employee Equity Participation and Profit Sharing Plan), specialized legal, environmental, finance and treasury support, management and technology training, and an allocated share of the facility and overhead costs dedicated to providing these services. In the quarter, S,G&A costs included $0.6 million ($1.3 million year-to-date) paid to ServiceCo for specific charges compared to $0.4 million ($1.3 million year-to-date) in the same period a year ago.

    Depreciation and Amortization

    Depreciation and amortization charges for the quarter were $15.5 million compared to $12.6 million in the comparable period in the prior year and for the first nine months of the year, were $45.0 million compared to $36.6 million in the same period last year. The increased depreciation in the quarter consists of $1.2 million of depreciation on assets in the Davis operations ($3.7 million year-to-date), approximately $1 million (close to $3 million year-to-date) of increases due to foreign currency translation on a stronger Canadian dollar and euro, $0.4 million ($0.8 million year-to-date) of accelerated depreciation recorded on assets dedicated to the production of water pumps for the truck volume applications of the GM GEN IV engine program which is now expected to "balance out" sooner than originally expected in December 2005 (as discussed in our second quarter MD&A) and increases associated with our continuing investment in capital assets for new program launches.

    Interest, net

    Net interest expense for the quarter was $0.4 million compared to $0.1 million of interest income for the same period last year. The increased interest expense is due to the remaining indebtedness and long-term debt assumed and the $2.4 million note payable issued on the Davis acquisition, combined with interest income foregone on the $45.0 million of cash consideration and transaction costs paid for Davis. Similarly, on a year-to-date basis, interest expense was $1.2 million compared to interest income of $0.2 million in the same period a year ago. We continued to lower our bank indebtedness and long-term debt levels in the quarter with payments totaling $23.4 million which is in addition to the $18.6 million of payments we made in the second quarter. The reduced levels of indebtedness and long-term debt will lead to lower interest charges in future quarters as the interest rates we were paying on these facilities exceeded returns we could have otherwise yielded by investing the cash in short-term investments. We continue to invest the remainder of our cash balances ($168.6 million at September 30, 2004) in short-term interest-bearing investments which offsets a significant portion of our interest expense.

    Affiliation and Social Fees

    Affiliation and social fees paid to Magna increased to $3.2 million in the quarter from $2.8 million in the same period last year, and on a year-to-date basis, increased to $10.6 million, from $9.0 million in 2003. These fees are comprised of the following:

    - Under our affiliation agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay an affiliation fee calculated as 1% of our consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years). The affiliation fee is paid to Magna in exchange for, among other things, a non-exclusive worldwide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, and marketing and technological initiatives. Primarily resulting from our increased consolidated net sales (excluding sales from Davis which are exempt from the calculation in 2004), we paid $2.9 million in affiliation fees in the quarter and $9.2 million year-to-date compared to $2.5 million and $7.9 million in the same periods, respectively, last year.
    - Under our social fee agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay Magna a social fee of 1.5% of pre-tax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies (including us). We paid $0.3 million in social fees in the quarter and $1.4 million year-to-date compared to $0.3 million and $1.2 million, respectively, in the same periods of the prior year.

    Income Before Income Taxes

    Income before income taxes decreased 5% to $20.3 million for the quarter from $21.5 million in the same period a year ago. The decrease in the quarter reflects higher S,G&A costs, increased depreciation charges, higher interest expense and an increase in affiliation and social fees which more than offset the $5.8 million improvement in our gross margin. However, for the nine month period our income before income taxes increased by 21% to $93.1 million from $77.1 million.

    North American Operations

    At our North American operations, income before income taxes for the quarter was down $6.2 million, or 29%, to $15.1 million. The reduction to our overall gross margins caused by the unprecedented increase in steel prices (estimated at 2.5% for the quarter and 1.3% for the first nine months as discussed earlier) was substantially incurred within our North American facilities. This is especially true for the newly-acquired Davis facilities which are not party to any customer steel buying programs. We estimate Davis accounts for approximately 40% of the increased cost burden we have absorbed since the beginning of the year. Additional factors contributing to our reduced profitability for this segment include increased price concessions demanded from our customers, significant operating issues and cost increases at one of the Davis facilities in the midst of numerous "non-core" program launches and continued declines in production volumes at our largest North American customers as the trend of market share gains in the "New Domestic" manufacturers continues. Foreign currency translation due to a stronger Canadian dollar offset some of the above impacts by contributing an increase of approximately $1 million (over $5 million year-to-date). On a year-to-date basis, income before income taxes at our North American operations increased 7% to $75.3 million from $70.5 million primarily on the strength of our first quarter which was only moderately impacted by steel price increases.

    European Operations

    Results for our European operations improved significantly as income before income taxes grew to $6.4 million for the quarter compared to $2.0 million a year ago. The improved profitability in the quarter reflects strong results posted by one of our German subsidiaries on higher year-over-year sales and our Austrian subsidiary where improved results during the quarter (see Note 7(b)(ii) of the unaudited interim consolidated financial statements) were driven by volume increases on key programs (in particular the stainless steel filler pipe for Ford's C1 (Focus) program) and a $0.9 million gain was recognized on the disposal of its investment in MST. In addition, a large part of the year-over-year improvement was achieved by Eralmetall where operating improvements and other positive changes led to a Significant reduction in the operating losses incurred during the quarter. These positive factors were partially offset by increased costs associated with the start up of production at our Italian subsidiary which were higher than anticipated due to delays in program launches. For the first nine months of the year, modest operating profits compared to significant losses in the prior year at Eralmetall and foreign currency translation increases from a stronger euro of approximately $2 million (nominal increases for the quarter) combined with the other factors discussed above contributed to the increase in our income before income taxes in our European operations, by over 100% to $21.2 million from $10.2 million in the same period last year.

    Other Automotive Operations

    Our Asian and South American operations (which include our engineering and marketing offices in Brazil, Japan and South Korea) generated a loss before income taxes of approximately $1.2 million in the third quarter, compared to a $1.9 million loss a year ago. Year-to-date, the loss before income taxes decreased to $3.4 million versus $3.6 million last year. The reduced losses are a result of higher sales from new programs that have somewhat offset the higher engineering, design and other upfront product development and support costs that we continue to carry at our Korean facilities (in preparation for a significant amount of new business that launches over the next few years) and increased costs associated with the development of the infrastructure for our operations in China.

    Provision for Income Taxes

    Our effective income tax rate for the quarter was 39.3% up significantly from the 25.9% in the same period a year ago and, on a year-to-date basis, was 32.1% compared to 30.7% for the same period last year. The rate in the current quarter primarily reflects losses at our U.S. subsidiary which were not tax benefited. In deciding whether it is appropriate to recognize future tax assets based on future projected operating results, it is generally accepted that the length of the forecast horizon should be limited to relatively short periods, for example 2 to 3 years. Our decision not to benefit these losses is due to the presence of negative operating trends (consisting of operating issues at one of the Davis facilities and the significant negative impact of steel price increases on all five of our U.S. facilities that provides uncertainty as to our ability to generate sufficient future taxable income during a reasonable forecast period. Offsetting these unbenefitted losses was the gain of $0.9 million recorded in our Austrian subsidiary on the disposal of its investment in MST which is not taxable. The net effect of these items was to increase our effective income tax rate for the quarter by approximately 6%. In the third quarter a year ago, our effective tax rate was reduced by approximately 10% due to the recognition of the tax benefits associated with income tax losses and other future tax deductible amounts (previously unrecognized) at STT.

    For the nine months, our effective rate reflects $4.0 million of future tax benefits on available loss carryforward amounts recognized at our Austrian facility (as detailed in our second quarter MD&A) which more than offsets the higher rate for our third quarter (as discussed above), higher rates at most of our Canadian operations due to the Ontario corporate tax rate increase effective January 1, 2004, the $1.2 million loss recorded in our first quarter on the sale of a 25% ownership interest in STT which was not deductible for tax purposes and non-deductible stock-based compensation expenses. The lower effective rate in the prior year is due primarily to the aforementioned tax benefits recognized at STT.

    Net Income

    The combination of the $1.2 million decline in income before income taxes and the 13.4% increase in our effective tax rate this quarter compared to the same period a year ago caused, our net income attributable to Class A Subordinate Voting Shares and Class B Shares for the quarter to decrease 23% to $12.3 million from $15.9 million in the prior year. On a year-to-date basis, our net income grew by 18% to $63.2 million from $53.5 million in the corresponding period a year ago.

    Earnings per Share

    For the quarter, basic and diluted earnings per Class A Subordinate Voting Share or Class B Share (EPS) both decreased 22% to $0.38 from $0.49 a year ago. The higher effective tax in the third quarter this year (as a result of losses not benefited net of a non-taxable gain on disposal of investment discussed above) negatively impacted our earnings per share by approximately $0.03 while the tax losses benefited in the prior year favorably impacted our earnings per share last year by approximately $0.06.

    For the first nine months of the year, basic and diluted EPS increased to $1.95 and $1.93, respectively, from $1.65 and $1.64, respectively, last year.

    The average number of basic and diluted shares outstanding in the quarter increased to 32.5 million and 32.7 million, respectively, (from 32.3 million and 32.6 million, respectively, a year ago) due to the exercise of stock options over the past twelve months and a higher average trading price for our Class A Subordinate Voting Shares which results in more options becoming dilutive. Similarly for the nine months, the average number of basic and diluted shares outstanding in the quarter increased to 32.4 million and
32.7 million, respectively, (from 32.3 million and 32.5 million, respectively, a year ago).

    FINANCIAL CONDITION, LIQUIDITY AND FINANCIAL RESOURCES

    Our cash balances at September 30, 2004, net of bank indebtedness, were $137.9 million compared to $144.3 million at June 30, 2004 and $122.5 million at December 31, 2003. The $6.4 million decrease in net cash balances in the quarter was due to continuing investments in capital and other assets, reductions to indebtedness levels, dividend payments and repayments of long-term debt offset by, cash generated by operating activities and increases primarily resulting from the strengthening of the Canadian dollar (the currency in which a majority of our net cash balances are held) since the end of the previous quarter.

    Operating Activities

    Cash provided from operations in the quarter, before the effect of changes in non-cash working capital, increased 13% to $34.3 million from $30.4 million in the same period last year. The increase was driven by an increase in non-cash items consisting mainly of increased depreciation charges and future tax provisions which offset the $3.6 million reduction in our net income. For the first nine months, our cash generated from operations increased 27% to $126.1 million from $99.1 million due to the $9.8 million increase in our net income combined with higher non-cash depreciation and income tax charges.

    Cash invested in non-cash working capital during the quarter totaled $18.2 million compared to $6.8 million invested in non-cash working capital in the same period last year. The increased investment in working capital in the current quarter is due primarily to significant tax payments made during the quarter in association with income at one of our jointly-controlled entities and increased working capital invested in the Davis operations in the nine months since our acquisition.

    As a result, cash provided from operating activities in the quarter decreased to $16.0 million from $23.6 million in the prior year and for the nine-month period, cash generated by operations almost doubled to $114.1 million, from $68.1 million a year ago.

    Investing Activities

    Cash spent on investing activities in the third quarter was $23.4 million compared to $10.2 million in the same period last year and consists primarily of spending on capital asset additions in both periods. The capital spending consisted of machinery and equipment and certain facility expansions to support new business and upcoming launches. Cash spent on investing activities in the first nine months of this year totaled $78.6 million compared to $16.7 million in the same period last year. This increase reflects $34.2 million of additional capital spending on facility upgrades and machinery and equipment for upcoming program launches (many of which are expected to launch in 2005) including: front covers, water pumps and oil pan assemblies for GM's 3.9L High Value V6 engine program; takeover production of die-cast and machined components and assemblies for various GM transmissions; stainless steel fuel tank assemblies for DaimlerChrysler in Europe; front cover assemblies for Hyundai's Lambda V6 engine program; and stamped transmission parts and assemblies for GM's X13-16R transmissions and Ford's upcoming 6-speed transmission. In addition, our net spending in the prior year reflects $25.0 million of proceeds from the sale of our corporate campus property to MI Developments Inc. (MID) in January 2003 (see Note 7(a)(ii) of the accompanying unaudited interim consolidated financial statements).
    Capital assets purchased for our North American operations accounted for 70% and 72% of the total capital spending in the three and nine-month periods ended September 30, 2004, respectively (compared to 76% and 61%, respectively, for the same periods last year), and our European operations accounted for 24% and 21% of our consolidated capital spending, respectively, in these same periods (versus 16% and 19% of our total spending in the same periods last year). Capital spending at our Asian and other operations accounted for 6% of our total third quarter spending (7% year-to-date) compared to 8% (20% year-to-date) in the same period last year.

    Financing Activities

    Cash used by financing activities totaled $27.9 million and $32.9 million for the three and nine-month periods, respectively, compared to $2.6 million and $11.5 million, respectively, in the same periods a year ago. The increase in cash used during the current quarter reflects a $21.6 million reduction in our bank indebtedness levels due to payments made against outstanding indebtedness at our Korean subsidiary after we completed a recapitalization of this subsidiary and lower levels of outstanding cheques in our Canadian operations. On a year-to-date basis, additional payments were made in our second quarter to pay down operating lines of credit at certain foreign subsidiaries as part of the implementation of a recapitalization plan (as fully described in our second quarter MD&A).

    Repayments of long-term debt totaled $1.8 million in the quarter compared to $1.2 million in the same period last year and for the first nine months, totaled $10.6 million compared to $1.8 million in the same period a year ago. The significant increase in our year-to-date debt repayments reflects early repayment and cancellation of certain "higher interest rate" long-term debt facilities assumed on the acquisition of Davis (as part of the recapitalization plan implemented during the second quarter referred to above).

    Proceeds from the issuance of additional debt were $nil million and $0.5 million during the quarter and the first nine months of the year, respectively, compared to $3.3 million and $6.8 million, respectively, in the same periods last year. In the third quarter last year, $3.3 million
($6.7 million year-to-date) was obtained under government sponsored "low interest" loan programs by our Austrian subsidiary to fund capital equipment for new program launches.

    Our Corporate Constitution requires the payment of dividends of at least 20% of after-tax profits on a rolling three-year basis. During the quarter, dividends totaling $4.5 million (Cdn $0.18 per share) were paid compared to $3.8 million (Cdn $0.16 per share) in the same period a year ago. The additional dividends paid in the current quarter reflects the increase in our quarterly dividend rate from Cdn $0.16 per share to Cdn $0.18 per share as approved by our Board of Directors in May 2004. For the nine months year-to-date, we paid $12.8 million in dividends, a decrease from the $13.3 million paid in the same period last year despite the increase in the quarterly dividend rate. The dividends paid in the prior year were higher due to the change in our fiscal year end to December 31 in 2002 which required us to pay dividends on account of five months during the first quarter of 2003, compared to dividends paid on account of the usual three months in our first quarter of 2004.

    As initially reported during the first quarter, the transaction in which our ownership interest in STT was reduced from 75% to 50% (see more detailed discussion later in this MD&A) also involved the sale of $7.7 million of our shareholder loans to STT to our joint venture partner for $7.7 million in cash, thereby bringing each shareholder's proportionate share of loans to an equal basis.

    During the quarter, no stock options were exercised, however during the first six months of the year, 110,900 options to purchase Class A Subordinate Voting Shares were exercised and shares were issued for total proceeds of $1.0 million. In the quarter and nine months year-to-date of the prior year, we received $0.2 million and $0.4 million, respectively, on the issuance of Class A Subordinate Voting Shares on the exercise of incentive stock options.

    Financing Resources

    At September 30, 2004, we had cash and cash equivalents on hand (net of bank indebtedness) of $137.9 million. In addition to our cash resources, we had unused and available credit facilities (excluding those available for foreign exchange purposes) of approximately $80.9 million. Of our total long-term debt of $72.4 million (see Contractual Obligations section below), approximately 88% is not due until May 2006 or later.

    Our total debt to capitalization ratio at September 30, 2004 was 10%, down from our previous quarter's 11% but unchanged from December 31, 2003. A large portion of the long-term-debt assumed and note payable issued as part of the consideration paid on the Davis acquisition in the first quarter was subsequently paid down or reduced such that the ratio has returned to our December 31, 2003 level.

    Shareholders' Equity

    Shareholders' equity increased to $606.9 million from $581.9 million at the prior quarter and $549.3 million at December 31, 2003.

    The increase in shareholders' equity in the quarter is due primarily to net income generated in excess of amounts distributed to shareholders in the form of dividends, and a $17.1 million increase in the currency translation adjustment account. The currency translation adjustment account represents the unrealized change in the value of our net investment in subsidiaries and divisions operating in functional currencies different from our reporting currency, the U.S. dollar. This includes all of our Canadian, European, Asian and South American operating and/or reporting entities which collectively account for the majority of our total equity. The increase in the currency translation adjustment account in the quarter occurred primarily as a result of a strengthening of the Canadian dollar and euro against the U.S. dollar since June 30, 2004.

    As mentioned earlier, 110,900 Class A Subordinate Voting Shares (none during the third quarter) were issued upon the exercise of stock options during the first nine months of the year for proceeds of $1.0 million.

    Under new rules adopted for stock-based compensation (see Accounting Changes), contributed surplus is now recorded as the offset when compensation expense is recognized on stock options recorded at fair value. The increase in the balance during the quarter and nine months year-to-date reflects
$0.1 million and $0.7 million of stock-based compensation expense recorded in these periods, respectively, on all options granted on or after August 1, 2002 (the date at which the Company was first required to adopt CICA 3870). As the underlying options recorded at fair value are subsequently exercised, the accumulating balance in contributed surplus will be transferred systematically to Class A Subordinate Voting Shares and considered additional proceeds received on these option exercises.

    The increase in our shareholders' equity has resulted in increases to our book value per Class A Subordinate Voting Share or Class B Share on a diluted basis by 4%, to $18.67 per share (Cdn $23.58), from $17.90 per share (Cdn $23.72) at June 30, 2004 and $16.92 per share (Cdn $21.83) at December 31,
2003.

    Outstanding Share Information

    Our share structure remained consistent with that in place as at December 31, 2003. For details concerning the nature of our securities, refer to Note 12 "Capital Stock" of the notes to our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report.

    As of September 30, 2004, the following of our securities and options to purchase securities were issued and outstanding:

    -------------------------------------------------------------------------
    Class A Subordinate Voting Shares                             18,251,329
    Class B Shares                                                14,223,900
    Stock options to purchase Class A Subordinate Voting Shares    1,481,450
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    FOREIGN CURRENCY ACTIVITIES

    We operate globally, which gives rise to a risk that our earnings, cash flows and shareholders' equity may be adversely affected by fluctuations in relative foreign exchange rates. More specifically, we have operations in Canada, the United States, Germany, Austria, Italy, Switzerland, South Korea, Brazil and China, with each division or subsidiary operating in the functional currency of the country or region in which it is located. As a result, we have seven principal functional currencies in which we currently conduct business (in the order of relative current prominence): the Canadian dollar, the euro, the U.S. dollar, the Korean won, the Swiss franc, the Brazilian real and the Chinese renmibis.

    Where possible, we negotiate sales contracts and purchase materials, equipment and labour in the functional currency of the country or region in which a particular operation is located, however, in some instances, we may negotiate and agree to transact in a different currency at the request of certain customers and/or suppliers. When we are able to transact in the functional currency of the country or region of operation, the foreign currency cash flows for the payment of labour and purchase of materials and capital equipment denominated in foreign currencies can be naturally hedged when contracts to deliver certain products are also denominated in these same foreign currencies. When we are not able to have these "natural hedges", we manage the remaining exposure through our foreign currency cash flow hedging program in which we utilize foreign exchange forward contracts to manage foreign exchange risk from our underlying customer contracts. In particular, foreign exchange forward contracts are used for the sole purpose of hedging a significant portion of our projected foreign currency inflows and outflows, consisting primarily of U.S. dollar, euro and Korean won denominated contractual commitments of our Canadian-based operations (to deliver products to customers, or buy products from suppliers, in addition to the other anticipated transactions expected to be settled in foreign currencies). We do not enter into foreign exchange contracts for speculative purposes.

    We have established formal documentation of the relationships between the specific hedging instruments entered into under the hedging program and the underlying cash inflows and outflows expected to result from specific firm commitments or forecasted transactions. The amount and timing of forward contracts are dependent upon a number of factors, including anticipated production delivery schedules, anticipated customer payment dates and anticipated product costs which may be paid in foreign currencies. We formally assess and monitor, both at the inception of the hedge instrument and on an ongoing basis, whether the derivatives used for hedging purposes are effective in offsetting changes in the fair values or cash flows of the hedged items. As long as the derivative remains effective, gains and losses on the derivative contracts are accounted for as a component of the related hedged transaction. If the derivative contracts are determined at any point in time to be ineffective as hedges, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of the projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

    During the quarter ended September 30, 2004, we entered into numerous foreign exchange forward contracts and as a result, our outstanding portfolio of foreign exchange contracts differs significantly from the contracts outstanding at December 31, 2003 as contained in Note 14(a) of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report. Details regarding the amount and timing of our contracts outstanding at September 30, 2004 are provided below in the Contractual Obligations and Off-Balance Sheet Financing section of this MD&A.

    ACQUISITION OF DAVIS INDUSTRIES, INC.

    As reported in the first quarter, we completed the acquisition of Davis on January 2, 2004. The total consideration for the acquisition of all the outstanding shares of Davis amounted to approximately $47.5 million which is $1.0 million lower than the total consideration reported at the previous quarter as a reduction to the purchase price was made (with a corresponding reduction to goodwill) pursuant to claims made against certain representations contained in provisions of the purchase agreement. The total consideration consists of $44.6 million paid in cash which was held in escrow at our December 2003 year end, $0.5 million in transaction costs and a $2.4 million note bearing interest at the rate of prime plus 1% per annum (reduced by $1.0 million as discussed above). Refer to Note 2 of the accompanying unaudited interim consolidated financial statements for the initial effect of this acquisition on our consolidated balance sheet. We also assumed
$21.6 million of long-term debt (including current portion) and indebtedness and $5.4 million of other long-term obligations.

    REDUCTION OF OWNERSHIP INTEREST IN JOINTLY-CONTROLLED ENTITY

    As previously reported, effective February 7, 2004, our partner in STT, one of our jointly-controlled entities, exercised its option and repurchased an additional 25% equity ownership from us for nominal cash consideration. As a result of this transaction, we recorded a net loss of $1.2 million (representing the excess of our carrying value for this 25% equity interest over the consideration received) as part of S,G&A expenses in the first quarter. This transaction negatively affected our first quarter and year-to-date diluted earnings per share by approximately $0.04.

    As a consequence of this transaction, our ownership in STT was reduced to 50% and, commencing February 8, 2004, we have proportionately consolidated the assets, liabilities, revenues, expenses and cash flows of STT at our reduced ownership percentage. In addition, as part of the transaction, $7.7 million of shareholder loans owed to us by STT were sold by us to our partner for $7.7 million in cash, thereby matching each shareholder's proportion of total loans to their equity interest.

    CRITICAL ACCOUNTING POLICIES

    Our discussion and analysis of our results of operations and financial position is based upon the consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles
(GAAP). Note 22 of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report sets out the material differences between Canadian and United States GAAP. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We make estimates based on historical experience and various other assumptions that we believe are reasonable in the circumstances, the results of which form the basis for our judgments about the carrying value of assets and liabilities. On a continuous basis, we evaluate our estimates. However, actual results may differ from these estimates under different assumptions or conditions.

    Refer to our annual MD&A contained in our 2003 Annual Report for a full description of our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

    CONTINGENCIES

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report.

    RELATED PARTY TRANSACTIONS

    We have completed transactions with Magna, our controlling shareholder, and other related parties as disclosed in Note 7 of the accompanying unaudited interim consolidated financial statements.

    CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

    At September 30, 2004, we had contractual obligations for which we have recognized liabilities on our consolidated balance sheet that require annual payments as follows:

    -------------------------------------------------------------------------
    (U.S. dollars in       Less than     1-3       4-5     After
     thousands)              1 year     years     years   5 years    Total
    -------------------------------------------------------------------------
    Long-term debt and capital
     lease obligations      $  4,849  $ 58,764  $  7,468  $  1,270  $ 72,351
    Long-term license
     arrangement                  79       158       158       158       553
    Purchase obligations(i)        -         -         -         -         -
    -------------------------------------------------------------------------
    Total contractual
     obligations            $  4,928  $ 58,922  $  7,626  $  1,428  $ 72,904
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) We had no unconditional purchase obligations other than those related to inventory, services, tooling, royalty arrangements based on future sales and fixed assets in the ordinary course of business.

    In addition to the above, our obligations with respect to employee future benefit plans as at September 30, 2004, are as follows:

    -------------------------------------------------------------------------
    (U.S. dollars in thousands)
    -------------------------------------------------------------------------
    Post-retirement medical benefits obligations                  $    7,158
    Termination and long service arrangements                          5,945
    -------------------------------------------------------------------------
                                                                  $   13,103
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    We also have off-balance sheet financing or other contractual arrangements which include: operating lease contracts, foreign exchange forward contracts, a contract to purchase hydroelectricity supply and certain government assistance arrangements with contingent repayment terms. At September 30, 2004, these commitments or arrangements require annual payments as follows:

    -------------------------------------------------------------------------
    (U.S. dollars in       Less than                        After
     thousands)              1 year  1-3 years  4-5 years  5 years   Total
    -------------------------------------------------------------------------
    Operating leases with
     MI Developments Inc.
     (MID)(i)               $  6,785  $  7,545  $  4,677  $ 20,802  $ 39,809
    Operating leases with
     third parties(i)          7,878     5,922     3,267     3,824    20,891
    Electricity swap
     contracts(ii)             1,078         -         -         -     1,078
    Foreign exchange
     instruments(iii)
    Government assistance
     arrangements(iv)
    -------------------------------------------------------------------------
    Total off-balance sheet
     arrangements           $ 15,741  $ 13,467  $  7,944  $ 24,626  $ 61,778
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) A number of our facilities are subject to operating leases with MID or with third parties. Upon adoption of CICA 3110, we have estimated the present value of obligations to restore leased premises at the end of the respective lease terms back to their condition at the inception of the lease. At September 30, 2004, we have accrued an asset retirement obligation of $1.9 million (including interest accreted to the end of the period). In addition, we have third party operating lease commitments for various manufacturing and office related equipment. These leases are generally of shorter duration.
    (ii) As set out in Note 21(b) of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report, in May 2002, we entered into a three-year contract (expiring May 2005) to purchase specified levels of hydroelectricity supply during expected peak and non-peak time periods at specified fixed prices. Liabilities for hydroelectricity supply are recorded as the underlying power is supplied to, and used by, our Canadian divisions that are covered under the supply agreement. At September 30, 2004, the remaining commitment under this supply agreement was approximately
           $1.1 million.
    (iii) As discussed earlier in this MD&A, we utilize foreign-exchange forward contracts for the sole purpose of hedging a portion of the projected foreign currency inflows and outflows that are expected to occur throughout the expected duration of underlying production programs. In accordance with Canadian GAAP, presuming the underlying hedge contracts are effective in offsetting actual foreign currency outflows to the extent intended, we utilize rates in the forward contracts that are maturing during any period (to the extent that the transactions are hedged) to determine the appropriate rates at which foreign currency transactions in the period are recorded. In these instances, no adjustment is recorded through income at each balance sheet date to record the mark-to-market fair value amount that would be required to unwind the contracts outstanding at that date.

           During the third quarter, we entered into numerous foreign exchange forward contracts. The outstanding forward contracts as at September 30, 2004 which mature over the next five years as follows:

                                     For Canadian dollars
                -------------------------------------------------------------
                  Buy (Sell)                      Buy (Sell)
                 U.S. dollars     Weighted          Euros         Weighted
                    amount      average rate        amount      average rate
    -------------------------------------------------------------------------
    (Amounts in
     millions,
     except rates)

    2004         U.S. $ (5.9)           1.58   (euro)  (11.7)           1.62
    2004                13.4            1.48             1.7            1.38
    2005               (15.5)           1.59           (43.2)           1.62
    2005                53.0            1.33             5.4            1.40
    2006               (13.8)           1.60           (39.2)           1.65
    2006                30.0            1.32             2.4            1.42
    2007                (8.4)           1.60           (32.8)           1.66
    2007                30.3            1.29               -               -
    2008                   -               -           (29.2)           1.67
    2008                14.5            1.30               -               -
    2009                   -               -           (10.0)           1.70
    -------------------------------------------------------------------------
                 U.S. $ 97.6                   (euro) (156.6)
    -------------------------------------------------------------------------

    (iv) We periodically receive funding under various government assistance and other incentive programs in the various jurisdictions in which we operate. In some specific instances, some of the funding amounts that we have received may become repayable if certain requirements are not maintained or, in certain circumstances, if the underlying R&D projects reach commercial success and begin to generate revenues. At September 30, 2004, we have approximately $0.6 million of funding that we have received that may be subject to such conditions or requirements. At September 30, 2004, no conditions currently exist that would require any repayments of these amounts we have received to date as funding.


    SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

    We are required to disclose the following selected annual information for the three most recently-completed fiscal years:

                                                    Five-month
                                      Year ended   period ended  Year ended
    (U.S. dollars in millions,        December 31   December 31    July 31
     except per share figures)            2003          2002         2002
    -------------------------------------------------------------------------
    Income Statement Data

    Sales                             $  1,098.6    $    399.4    $    855.2
    Net income                        $     74.1    $     20.6    $     53.6
    Earnings per Class A Subordinate
     Voting Share or Class B Share
      Basic                           $     2.29    $     0.64    $     1.82
      Diluted                         $     2.28    $     0.63    $     1.80
    Cash dividends paid per Class A
     Subordinate Voting Share or
     Class B Share                    $     0.75    $     0.16    $     0.64
    -------------------------------------------------------------------------

    Financial Position Data
    Working capital                   $    261.4    $    180.5    $    160.3
    Total assets                      $    839.0    $    656.8    $    604.8
    Net cash:
      Cash and cash equivalents       $    163.3    $    135.1    $    111.3
      Bank indebtedness               $     40.9    $     46.1    $     18.9
      Long-term debt (including
       current portion)               $     66.8    $     49.4    $     50.1
    -------------------------------------------------------------------------
    Net cash                          $     55.7    $     39.6    $     42.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    In December 2002, we changed our year end to December 31 and as such, the comparative period at December 31, 2002 is for the five-month period then ended. Net income and earnings per share in this five-month period ended December 31, 2002 were negatively affected by an $8.5 million impairment loss ($0.26 per share on a diluted basis) recorded on the long-lived asset group at our German die-casting operations in December 2002. In the year ended December 31, 2003, our profitability levels improved versus the prior periods in our North American and European Automotive segments driven by strong sales, content growth associated with new launches and a significant strengthening of the Canadian dollar and euro versus the U.S. dollar. Profitability levels in our Other Automotive segment in 2003 decreased due to higher engineering, design and other upfront product development and support costs for a significant amount of business to be launched in the future.

    We are also required to disclose the following selected quarterly information for the eight most recently-completed quarters:


    (U.S. dollars in                 For the three-month period ended
     millions, except        ------------------------------------------------
     per share and             September    June 30    March 31   December 31
     share figures)             30 2004      2004        2004        2003
    -------------------------------------------------------------------------
    Sales                     $  323,526  $  340,382  $  361,415  $  298,055
    Net income(i)             $   12,343  $   26,214  $   24,664  $   20,659
    Earnings per Class A
     Subordinate Voting
     Share or Class B Share
      Basic (i)               $     0.38  $     0.81  $     0.76  $     0.64
      Diluted (i)             $     0.38  $     0.80  $     0.76  $     0.64
    Average number of shares
     outstanding on a diluted
     basis (in millions)            32.7        32.7        32.7        32.6
    -------------------------------------------------------------------------



    (U.S. dollars in                 For the three-month period ended
     millions, except        ------------------------------------------------
     per share and             September    June 30    March 31   December 31
     share figures)             30 2003      2003        2003        2002
    -------------------------------------------------------------------------

    Sales                     $  254,317  $  278,846  $  267,373  $  247,842
    Net income (i)            $   15,908  $   21,247  $   16,298  $    9,730
    Earnings per Class A
     Subordinate Voting
     Share or Class B Share
      Basic (i)               $     0.49  $     0.66  $     0.50  $     0.30
      Diluted (i)             $     0.49  $     0.66  $     0.50  $     0.30
    Average number of shares
     outstanding on a diluted
     basis (in millions)            32.6        32.5        32.5        32.5
    -------------------------------------------------------------------------

    (i) All 2003 figures presented have been restated to reflect the retroactive adoption of new rules for stock-based compensation (see Note 1 of the accompanying unaudited interim consolidated financial statements).


    Year-over-year sales for each of the comparable quarters presented above reflect significant growth caused by foreign currency translation due to the strengthening of the Canadian dollar and euro relative to the U.S. dollar. The majority of the remaining growth in sales and earnings over the prior year was driven by increased content per vehicle levels achieved in our major markets despite vehicle production volume declines at our largest North American customers. In the most recent quarter ended September 30, 2004, the Company was negatively impacted by steel price increases and surcharges which lowered profitability on a year-over-year basis. Net income and earnings per share in the three-month period ended December 31, 2002 were negatively affected by an $8.5 million impairment loss ($0.26 per share on a diluted basis) recorded on the long-lived asset group at our German die-casting operations in December 2002.

    RISKS AND UNCERTAINTIES (FORWARD-LOOKING STATEMENTS)

    This MD&A contains statements which, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of applicable securities legislation, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements May include financial and other projections, as well as statements regarding Our future plans, objectives or performance, or our underlying assumptions. The words "estimate", "anticipate", "believe", "expect", "intend" and other similar expressions are intended to identify forward-looking statements. Persons reading this MD&A are cautioned that such statements are only predictions, and that our actual future results or performance may be materially different.

    Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include, but are not limited to: our operating and/or financial performance, including the effect of new accounting standards (such as the ongoing requirement for impairment testing of long-lived assets) on our financial results; our ability to identify, negotiate, complete and integrate acquisitions; the ability to finance our business requirements, including raising required funding as necessary; global economic conditions and changes in the various economies in which we operate; our relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent, continued use, availability and pricing of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); our ability to continue to meet customer specifications relating to product performance, cost, quality and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability costs and risks; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays and changes in product mix; new program launch risks; our dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; our relationship with and dependence on certain customers; currency exposure; technological developments by our competitors; governmental, environmental and regulatory policies and our ability to anticipate or respond to changes therein; disruptions of terrorism or war; and other changes in the competitive environment in which we operate.

    For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.


    TESMA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (U.S. dollars in thousands)
    (unaudited)

                                                   September 30  December 31
    As at                                    NOTE      2004         2003
    -------------------------------------------------------------------------
    ASSETS
    Current:
      Cash and cash equivalents                     $   168,581  $   163,255
      Accounts receivable                       7       217,080      193,160
      Inventories                                       122,213      100,216
      Prepaid expenses and other                         16,830       10,152
      Future tax assets                                   1,938          979
      Income taxes recoverable                                -        2,372
    -------------------------------------------------------------------------
                                                        526,642      470,134
    Capital assets                            2,3       365,135      303,749
    Goodwill                                  2,3        54,235       15,096
    Other assets                                2         7,779        3,527
    Future tax assets                         2,5         8,116        1,834
    Escrow deposit                              2             -       44,635
    -------------------------------------------------------------------------
                                                    $   961,907  $   838,975
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current:
      Bank indebtedness                         2   $    30,678  $    40,756
      Accounts payable                          7       117,505       80,398
      Other accrued liabilities                 7        46,973       34,126
      Accrued salaries and wages                4        30,474       27,065
      Income taxes payable                                2,197            -
      Future taxes payable                               19,226       16,796
      Long-term debt due within one year      2,3         4,849        3,919
    -------------------------------------------------------------------------
                                                        251,902      203,060
    Long-term debt                            2,3        67,502       62,879
    Future tax liabilities                               21,274       18,102
    Other long term liabilities               2,4        14,354        5,680

    SHAREHOLDERS' EQUITY
    Class A Subordinate Voting Shares,
     authorized: unlimited
     (issued: 18,251,329;
     December 31, 2003 - 18,140,429)            4       199,271      198,250
    Class B Shares, authorized: unlimited
     (issued: 14,223,900;
     December 31, 2003 - 14,223,900)            4         1,894        1,894
    Contributed surplus                       1,4         1,243          572
    Retained earnings                           1       336,179      285,736
    Currency translation adjustment                      68,288       62,802
    -------------------------------------------------------------------------
                                                        606,875      549,254
    -------------------------------------------------------------------------
                                                    $   961,907  $   838,975
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See accompanying notes



    TESMA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
    (U.S. dollars in thousands, except share and per share figures)
    (unaudited)

                                   THREE MONTHS            NINE MONTHS
                                      ENDED                   ENDED
                                   SEPTEMBER 30            SEPTEMBER 30
                        NOTE     2004        2003        2004        2003
    -------------------------------------------------------------------------
                                           (restated-              (restated-
                                          see Note 1)             see Note 1)

    Sales                  7  $  323,526  $  254,317  $1,025,323  $  800,536
    -------------------------------------------------------------------------
    Cost of goods sold     7     264,489     201,074     810,764     628,913
    Selling, general and
     administrative
     expenses          3,7,8      19,597      16,536      64,563      49,102
    Depreciation and
     amortization                 15,512      12,565      45,047      36,630
    Affiliation and
     social fees           7       3,223       2,818      10,635       9,026
    Interest, net          7         358        (140)      1,203        (216)
    -------------------------------------------------------------------------
    Income before
     income taxes                 20,347      21,464      93,111      77,081
    Income taxes           5       8,004       5,555      29,891      23,627
    -------------------------------------------------------------------------
    Net income for the
     period attributable
     to Class A
     Subordinate Voting
     Shares and Class B
     Shares                       12,343      15,909      63,220      53,454
    Retained earnings,
     beginning of period         328,385     256,909     285,736     225,678
    Dividends on Class A
     Subordinate Voting
     Shares and Class B
     Shares                       (4,549)     (3,791)    (12,777)    (10,026)
    Cumulative adjustment
     for change in
     accounting policy     1           -           -           -         (79)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period            $  336,179  $  269,027  $  336,179  $  269,027
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per Class A
     Subordinate Voting
     Share or Class B Share
      Basic                       $ 0.38      $ 0.49      $ 1.95      $ 1.65
      Diluted                     $ 0.38      $ 0.49      $ 1.93      $ 1.64
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of
     Class A Subordinate
     Voting Shares and
     Class B Shares
     outstanding during the
     period (in millions)
      Basic                         32.5        32.3        32.4        32.3
      Diluted                       32.7        32.6        32.7        32.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See accompanying notes



    TESMA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOW
    (U.S. dollars in thousands)
    (unaudited)
                                   THREE MONTHS            NINE MONTHS
                                      ENDED                   ENDED
                                   SEPTEMBER 30            SEPTEMBER 30
                        NOTE     2004        2003        2004        2003
    -------------------------------------------------------------------------
                                           (restated-              (restated-
                                          see Note 1)             see Note 1)
    CASH PROVIDED FROM
     (USED FOR):
    OPERATING ACTIVITIES

    Net income                $   12,343  $   15,909  $   63,220  $   53,454
    Items not involving
     current cash flows           21,918      14,529      62,852      45,639
    -------------------------------------------------------------------------
                                  34,261      30,438     126,072      99,093
    Net change in non-
     cash working capital        (18,249)     (6,801)    (11,972)    (31,015)
    -------------------------------------------------------------------------
                                  16,012      23,637     114,100      68,078
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital asset additions      (23,721)    (10,680)    (78,020)    (43,856)
    Decrease in other
     assets                           83          47         167         148
    Proceeds from disposal
     of capital and other
     assets                7         209         384         630      27,006
    Proceeds on disposal
     of interest in
     jointly-controlled
     entity, net of cash
     disposed              3           -           -        (953)          -
    Acquisition of
     subsidiaries, in
     excess of funds
     previously held
     in escrow             2           -           -        (427)          -
    -------------------------------------------------------------------------
                                 (23,429)    (10,249)    (78,603)    (16,702)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Decrease in bank
     indebtedness                (21,601)     (1,122)    (18,886)     (3,480)
    Dividends paid on
     Class A Subordinate
     Voting Shares and
     Class B Shares               (4,549)     (3,791)    (12,777)    (13,326)
    Repayments of long-
     term debt                    (1,789)     (1,180)    (10,575)     (1,814)
    Proceeds from loan
     repayments            3           -           -       7,728           -
    Issuance of Class A
     Subordinate Voting
     Shares                            -         190       1,021         353
    Proceeds from issuance
     of long-term debt                 -       3,291         540       6,768
    -------------------------------------------------------------------------
                                 (27,939)     (2,612)    (32,949)    (11,499)
    -------------------------------------------------------------------------
    Effect of exchange
     rate changes on cash
     and cash equivalents          7,057        (162)      2,778      21,721
    -------------------------------------------------------------------------
    Net increase (decrease)
     in cash and cash
     equivalents during
     the period                  (28,299)     10,614       5,326      61,598
    Cash and cash
     equivalents,
     beginning of period         196,880     186,064     163,255     135,080
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period            $  168,581  $  196,678  $  168,581  $  196,678
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See accompanying notes



    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    1.  Basis of Presentation and Accounting Changes

        The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2003 Annual Report, except for the adoption of new accounting pronouncements which include the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 "Asset Retirement Obligations" (CICA 3110) and Accounting Guideline AcG-13 "Hedging Relationships" (AcG-13).

        CICA 3110 requires the Company to estimate and recognize the fair value (discounted to present value) of any liabilities for future asset retirements, where applicable, and to record the associated cost over the period of use. For the Company, this primarily represents the obligation, at the end of each lease term, to restore leased premises back to their condition at the inception of the lease. At lease inception, the present value of this obligation is determined and recognized as a long-term liability with a corresponding amount recognized as an additional capital asset. The amount recognized as a capital asset is amortized and the liability amount is accreted over the period from lease inception to the time the Company expects to vacate the premises, such that both depreciation and interest expense are recorded as charges against earnings. The Company adopted these rules effective January 1, 2004 and the resulting impact to the unaudited interim consolidated financial statements was not significant.

        AcG-13 establishes certain conditions and documentation requirements that must exist at the inception of a hedge in order to apply hedge accounting. On January 1, 2004, the Company's treasury management system complied with the documentation requirements of AcG-13 and, as such, the Company continues to apply hedge accounting, when applicable, in its consolidated financial statements.

        As described in Note 1(p) of the Company's 2003 Annual Report, the Company adopted the new rules under Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" (CICA 3870) which require that all stock-based compensation transactions be accounted for at fair value. The Company adopted the rules on a retroactive basis for all stock-based awards granted on or after August 1, 2002, the date the Company was initially required to adopt CICA 3870. As a result, the comparative nine-month period ended September 30, 2003 has been restated and reflects a cumulative adjustment to decrease opening retained earnings and increase contributed surplus by $0.1 million, respectively and to record compensation expense of $0.4 million in the period ($0.4 million for the quarter ended September 30, 2003).

        The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003, as contained in the Company's 2003 Annual Report.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at September 30, 2004 and the results of operations and cash flows for the three and nine-month periods ended September 30, 2004 and 2003.

    2.  Business Acquisition

        Acquisition of Davis Industries, Inc.

        On January 2, 2004, the Company completed the acquisition of Davis Industries, Inc. (Davis). Davis, at the time of acquisition, employed over 700 employees at 3 manufacturing facilities located in Indiana (2 facilities) and Tennessee and a corporate office and research and development centre in Michigan. The main product focus for Davis is stamped powertrain components and assemblies, including driveplate assemblies, transmission shells, oil pan assemblies and engine valve covers, but also includes some body and chassis stampings and fuel filler door assemblies.

        The Company has accounted for this transaction using the purchase method of accounting and has recorded 100% of the assets, liabilities, revenues, expenses and cash flows of Davis in its consolidated results commencing January 3, 2004. Total consideration for the acquisition of all the outstanding shares of Davis amounted to $47.5 million, consisting of $45.1 million paid in cash (including transaction costs of $0.5 million and $44.6 million that was held in escrow at our December 31, 2003 year end) and the issuance of a five-year, $2.4 million note bearing interest at the rate of prime plus 1% per annum. The Company also assumed $21.6 million of long-term debt (including current portion) and indebtedness and $5.4 million of other long-term obligations. The following is a summary of the effect of this acquisition on the Company's consolidated balance sheet:

        ---------------------------------------------------------------------
        (U.S. dollars in millions)

        Non-cash working capital                                  $      4.1
        Capital assets                                                  25.1
        Intangible assets                                                5.6
        Goodwill                                                        40.5
        Long-term debt (including current portion) and indebtedness    (21.6)
        Long-term employee benefit obligation                           (5.4)
        Net future tax liabilities                                      (0.8)
        ---------------------------------------------------------------------
        Total consideration                                       $     47.5
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Comprised of:
          Cash paid from escrow account                           $     44.6
          Transaction costs                                              0.5
          Five-year note bearing interest at prime plus
           1% per annum                                                  2.4
        ---------------------------------------------------------------------
                                                                  $     47.5
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The goodwill recorded on the acquisition is deductible for income tax purposes and included in the above allocation is an estimated future tax asset of approximately $1.1 million resulting from an excess of the tax basis of goodwill over the amount recorded for accounting purposes.

        The related allocations for this acquisition at the end of the current period reflect a $1 million reduction to the purchase price during the quarter (with a corresponding reduction to goodwill) pursuant to claims made in accordance with certain provisions of the purchase agreement. In addition, the allocations reflect adjustments as a result of obtaining more information regarding asset valuations, liabilities assumed and revisions of preliminary estimates of fair values made at the date of purchase.

        These amounts and the results of Davis are included in the North American Automotive segment of the Company's operations (Note 6).

    3.  Reduction In Ownership Interest of Jointly-Controlled Entity

        Pursuant to the agreement that resulted in the increase of the Company's interest in one of its jointly-controlled entities from 45% to 75% in December 2001, the other remaining shareholder retained an option to purchase an additional 25% equity ownership from the Company at any time prior to August 1, 2004 at a formula price. Effective February 7, 2004, this shareholder exercised its option and acquired an additional 25% interest in the jointly- controlled entity for nominal cash consideration.

        The impact of this transaction on the Company's consolidated balance sheet was to decrease capital and other assets by $5.5 million, cash and cash equivalents by $1.0 million, future tax and other current assets by $4.3 million, goodwill by $0.2 million and total liabilities and long-term debt by $9.8 million.

        As a result of this transaction, the Company recorded a net loss totaling $1.2 million (representing the excess of our carrying value of this 25% equity interest over the consideration received) as part of selling, general and administrative expenses in the Company's first quarter.

        In addition, as part of this transaction, $7.7 million of shareholder loans due to the Company from the jointly-controlled entity were sold by the Company to the other shareholder for $7.7 million in cash, thereby bringing each shareholder's proportionate share of loans to an equal basis.

        This transaction and the results of this jointly-controlled entity are included in the North American Automotive segment of the Company's operations (Note 6). Effective February 8, 2004, only 50% of the assets, liabilities, revenues, expenses and cash flows of this jointly-controlled entity are included in the Company's consolidated results.

    4.  Capital Stock

        (a) Class A Subordinate Voting Shares and Class B Shares

        The Company's share structure has remained consistent with that in place as at December 31, 2003. For details concerning the nature of the Company's securities, please refer to Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003 contained in the Company's 2003 Annual Report.

        Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

                                Class A Subordinate
                                   Voting Shares          Class B Shares
        ---------------------------------------------------------------------
        (U.S. dollars in
         thousands, except    Number of     Stated     Number of    Stated
         shares)                Shares       Value      Shares       Value
        ---------------------------------------------------------------------
        Balance, December 31,
         2003                 18,140,429  $  198,250  14,223,900  $    1,894
        Exercise of incentive
         stock options           110,900       1,021           -           -
        ---------------------------------------------------------------------
        Balance, September 30,
         2004                 18,251,329  $  199,271  14,223,900  $    1,894
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (b) Incentive Stock Options

        Information concerning the Company's Incentive Stock Option Plan is included in Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003 contained in the Company's 2003 Annual Report.

        The following is a continuity schedule of the options outstanding:

                                                                    Weighted
                                                                    average
                                        Number of     Range of      exercise
                                         Options    exercise price    price
        ---------------------------------------------------------------------
        (Share prices in Canadian dollars)

        Balance, December 31, 2003      1,483,350   $10.50 - $31.74   $24.83
        Granted                           109,000            $31.55   $31.55
        Exercised                        (110,900)  $10.50 - $26.00   $12.35
        ---------------------------------------------------------------------
        Balance, September 30, 2004     1,481,450   $10.50 - $31.74   $26.26
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Exercisable at September 30,
         2004                           1,120,450   $10.50 - $31.74   $25.39
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The Company accounts for all stock-based compensation transactions at fair value. The Company determines the total estimated fair value of each tranche of stock options as at the date of grant and then records compensation expense, on an amortized basis, over the applicable vesting periods of the underlying stock options. As such, at each reporting date, cumulative compensation expense will be recognized for each tranche of stock options to the extent that they are vested.

        During the three and nine-month period ended September 30, 2004, the Company recorded $0.2 million and $0.7 million, respectively
        ($0.4 million in the same periods, respectively, in 2003), of compensation expense as part of selling, general and administrative expenses and recorded a corresponding increase to contributed surplus. Upon exercise of the underlying stock options recorded at fair value, (i.e. those issued on or after August 1, 2002), the Company will record a reduction to contributed surplus and a corresponding increase in the value attributed to the Class A Subordinate Voting Shares issued on the exercise of these stock options.

        The balance of contributed surplus related to stock compensation is as follows:

                                                       2004         2003
        ---------------------------------------------------------------------
        (U.S. dollars in thousands)

        Opening balance, January 1                  $       572  $        79
        Compensation expense                                671          393
        ---------------------------------------------------------------------
        Closing balance, September 30               $     1,243  $       472
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (c) Maximum Number of Shares

        The following table presents the maximum number of shares that would be outstanding if all of the options outstanding at September 30, 2004 were exercised:

                                                            Number of Shares
        ---------------------------------------------------------------------
        Class A Subordinate Voting Shares outstanding
         at September 30, 2004                                    18,251,329
        Class B Shares outstanding at September 30, 2004          14,223,900
        Options to purchase Class A Subordinate Voting Shares      1,481,450
        ---------------------------------------------------------------------
                                                                  33,956,679
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The maximum number of shares reserved to be issued for stock options is 4,000,000 Class A Subordinate Voting Shares, of which 637,500 are reserved and unoptioned as at September 30, 2004.

        (d) Non-Employee Director Share-Based Compensation Plan

        Under this plan, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's Class A Subordinate Voting Shares at each allocation date. Each DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

        Due to the fact these DSUs will require settlement at some point in the future for cash, the Company records each allocation of units issued as compensation expense and records the associated liability in the period they are issued. The values of all DSUs outstanding, and the associated liability, are adjusted at each reporting date to reflect their fair value based on the current market price of the Company's Class A Subordinate Voting Shares.

        During the three and nine-month periods ended September 30, 2004, $nil and $0.2 million, respectively, ($0.2 million in the same periods, respectively, ended September 30, 2003) was recorded as compensation expense (including foreign exchange and the revaluation of the DSUs to their fair values at the period end) and no amounts were paid out under this plan. At September 30, 2004, there were 34,041 DSUs (December 31, 2003 - 28,265) having a total value of $0.8 million (December 31, 2003 - $0.6 million) that were issued and outstanding.

        (e) Other Employee Share-Based Compensation Plan

        In conjunction with the appointment of the Company's former President to the position of Vice Chairman effective May 4, 2004, the Company created a restricted stock account in his name and credited 32,550 notional units of restricted stock (RSUs) to this account as part of the overall compensation arrangement for future employment services to be rendered. Each RSU has a value equivalent to one of the Company's Class A Subordinate Voting Shares. Under this stock-based compensation arrangement, the total cash equivalent value of the RSUs (plus accumulated dividend equivalents) will be paid in cash at a future date upon satisfaction of certain conditions. Because these RSUs will require settlement in the future for cash, the Company initially recognized a liability in the related period that these RSUs were granted and recognizes the related compensation expense over the periods that the employment services are rendered. The value of the associated liability is adjusted at each reporting date to fair value based on the current market price of the Company's Class A Subordinate Voting Shares. Compensation expense (including foreign exchange and the revaluation of the liability to fair value at the period end) in the three and nine-month periods ended September 30, 2004 totaled $nil and $0.1 million, respectively.

    5.  Income Taxes

        During the Company's second quarter ended June 30, 2004, the Company completed a series of recapitalization and refinancing transactions at certain subsidiaries. As a result of these transactions, the Company recognized $4.0 million in the second quarter as the benefit for income tax losses available for carryforward (previously unrecognized) and recorded a corresponding future tax asset in the amount of $4.0 million in its Austrian subsidiary.

        During the Company's third quarter, losses were incurred at the Company's U.S. subsidiary that were not tax benefited. In deciding whether it is appropriate to recognize future tax assets based on future projected operating results, it is generally accepted that the length of the forecast horizon should be limited to relatively short periods, for example 2 to 3 years. Our decision to not benefit these losses at this time is due to the presence of negative operating trends (consisting mainly of operating issues at one of the Davis facilities and the escalating impact of steel price increases which is significantly impacting certain divisions of this subsidiary and on which the future pricing trend of this commodity over the next 12 to 18 months is highly speculative) that provides uncertainty as to our ability to generate sufficient future taxable income during a reasonable forecast period.

    6.  Segmented Information

        The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

        The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

        The Company currently operates in four geographic segments, of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the audited consolidated financial statements for the year ended December 31, 2003 (as contained in the Company's 2003 Annual Report) and intersegment sales are accounted for at prices which approximate fair value.

        Executive management assesses the performance of each segment based on income before income taxes, as the management of income tax expense is centralized.

        The following tables show certain information with respect to operating segment disclosures:

    Three months ended:
                            North
                           American     European      Other
    September 30, 2004    Automotive   Automotive   Automotive     Total
    -------------------------------------------------------------------------
                                      (U.S. dollars in thousands)

    Total Sales           $   259,244  $    65,437  $     8,551  $   333,232
    Intersegment sales          8,864          811           31        9,706
    -------------------------------------------------------------------------
    Sales to external
     customers            $   250,380  $    64,626  $     8,520  $   323,526
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $    11,779  $     2,606  $     1,127  $    15,512
    -------------------------------------------------------------------------
    Interest, net         $       684  $      (701) $       375  $       358
    -------------------------------------------------------------------------
    Income (loss) before
     income taxes         $    15,103  $     6,412  $    (1,168) $    20,347
    -------------------------------------------------------------------------
    Capital assets, net   $   254,809  $    74,459  $    35,867  $   365,135
    -------------------------------------------------------------------------
    Capital asset
     additions            $    16,560  $     5,831  $     1,330  $    23,721
    -------------------------------------------------------------------------
    Goodwill              $    53,489  $       746  $         -  $    54,235
    -------------------------------------------------------------------------


    September 30, 2003
    -------------------------------------------------------------------------
    Total Sales           $   198,124  $    54,818  $     6,871  $   259,813
    Intersegment sales          4,951          519           26        5,496
    -------------------------------------------------------------------------
    Sales to external
     customers            $   193,173  $    54,299  $     6,845  $   254,317
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $     9,676  $     1,981  $       908  $    12,565
    -------------------------------------------------------------------------
    Interest, net         $      (766) $       259  $       367  $      (140)
    -------------------------------------------------------------------------
    Income (loss) before
     income taxes         $    21,291  $     2,042  $    (1,869) $    21,464
    -------------------------------------------------------------------------
    Capital assets, net   $   197,426  $    56,660  $    33,735  $   287,821
    -------------------------------------------------------------------------
    Capital asset
     additions            $     8,147  $     1,705  $       828  $    10,680
    -------------------------------------------------------------------------
    Goodwill              $    13,127  $       699  $         -  $    13,826
    -------------------------------------------------------------------------


    Nine months ended:
                            North
                           American     European      Other
    September 30, 2004    Automotive   Automotive   Automotive     Total
    -------------------------------------------------------------------------
                                      (U.S. dollars in thousands)

    Total Sales           $   819,144  $   206,210  $    26,021  $ 1,051,375
    Intersegment sales         24,008        1,760          284       26,052
    -------------------------------------------------------------------------
    Sales to external
     customers            $   795,136  $   204,450  $    25,737  $ 1,025,323
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $    33,928  $     7,770  $     3,349  $    45,047
    -------------------------------------------------------------------------
    Interest, net         $         8  $      (178) $     1,373  $     1,203
    -------------------------------------------------------------------------
    Income (loss) before
     income taxes         $    75,327  $    21,229  $    (3,445) $    93,111
    -------------------------------------------------------------------------
    Capital assets, net   $   254,809  $    74,459  $    35,867  $   365,135
    -------------------------------------------------------------------------
    Capital asset
     additions            $    56,558  $    15,785  $     5,677  $    78,020
    -------------------------------------------------------------------------
    Goodwill              $    53,489  $       746  $         -  $    54,235
    -------------------------------------------------------------------------


    September 30, 2003
    -------------------------------------------------------------------------
    Total Sales           $   622,957  $   174,537  $    20,103  $   817,597
    Intersegment sales         14,945        2,003          113       17,061
    -------------------------------------------------------------------------
    Sales to external
     customers            $   608,012  $   172,534  $    19,990  $   800,536
    -------------------------------------------------------------------------
    Depreciation and
     amortization         $    28,093  $     5,859  $     2,678  $    36,630
    -------------------------------------------------------------------------
    Interest, net         $    (2,027) $       866  $       945  $      (216)
    -------------------------------------------------------------------------
    Income (loss) before
     income taxes         $    70,528  $    10,164  $    (3,611) $    77,081
    -------------------------------------------------------------------------
    Capital assets, net   $   197,426  $    56,660  $    33,735  $   287,821
    -------------------------------------------------------------------------
    Capital asset
     additions            $    26,563  $     8,571  $     8,722  $    43,856
    -------------------------------------------------------------------------
    Goodwill              $    13,127  $       699  $         -  $    13,826
    -------------------------------------------------------------------------

    7.  Related Party Transactions

        (a) Transactions with Controlling Shareholder

        The Company completed transactions with Magna International Inc. (Magna), the Company's controlling shareholder, and other companies under Magna's control as follows:

                                   THREE MONTHS            NINE MONTHS
                                      ENDED                   ENDED
                                   SEPTEMBER 30            SEPTEMBER 30
                                 2004        2003        2004        2003
        ---------------------------------------------------------------------
        (U.S. dollars in thousands)

        Sales(i)              $    2,068  $    1,501  $    6,217  $    5,606
        Purchases of
         materials(i)         $      819  $      670  $    2,635  $    4,101
        Rental of manufacturing
         facilities(ii)       $        -  $      519  $        -  $    1,877
        Affiliation fee(iii)  $    2,916  $    2,502  $    9,236  $    7,868
        Social fee(iv)        $      307  $      316  $    1,399  $    1,158
        Other specific
         charges(v)           $      563  $      400  $    1,326  $    1,304
        Interest, net         $        4  $        -  $        8  $        4
        Construction management
         fees(ii)             $        -  $        -  $        -  $   (1,293)
        ---------------------------------------------------------------------
        (i) Sales to, and purchases from, Magna and other companies under Magna's control, and the resulting accounts receivable and payable balances, are typically effected on normal commercial terms.

        (ii) On January 31, 2003, the Company completed a sale and leaseback transaction with MI Developments Inc. (MID), then a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma Corporate Campus, which includes the corporate office building and two manufacturing facilities. Under the terms of the purchase and sale agreement, the land and buildings comprising the Corporate Campus (with a carrying value of $23.5 million) were sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting from the sale was initially deferred and is now being amortized on a straight-line basis over the term of the leases.

              Under the terms of this transaction, in the prior year, $1.3 million of construction management fees (including carrying charges) previously billed in fiscal 2002 by MID to the Company on account of this project were refunded. In addition, the Company entered into agreements to lease the properties back from MID (at prevailing market rates existing at inception) for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and is required to make lease payments of approximately $2.7 million per year. The Company made rental payments totaling $0.5 million to MID (prior to the August 29, 2003 reorganization) in the two-month period ended August 31, 2003 ($1.9 million in the eight-month period ended August 31, 2003). On August 29, 2003, all of the shares of MID were distributed to the shareholders of Magna pursuant to a planned reorganization of Magna. As a result of this distribution, MID became directly controlled by the same entity that indirectly controls the Company, such that MID remains a related party to the Company, but is no longer part of the group of companies controlled by Magna.

        (iii) The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, a non-exclusive world-wide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. This agreement became effective for a term of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter). Under this agreement, affiliation fees payable to Magna are calculated as 1.0% of the Company's consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, with 50% inclusion in the year after acquisition and full inclusion in all subsequent years).

        (iv) Under the terms of a social fee agreement, the Company pays Magna a social fee of 1.5% of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. This agreement became effective for a term of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter).

        (v) Other specific charges, which are recorded primarily as part of selling, general and administrative expenses, are negotiated annually and are based on the level of certain benefits or services provided to the Company by Magna Services Inc., a wholly-owned subsidiary of Magna. These services include, but are not limited to: information technology (WAN infrastructure and support services), human resource and employee relations services (including administration of the Employee Equity Participation and Profit Sharing Program), specialized legal, environmental, finance and treasury support, management and technology training, and an allocated share of the facility and overhead costs dedicated to providing these services.

        (b) Other Related Party Transactions

        (i) Rental payments to MID in the three and nine-month periods ended September 30, 2004 amounted to $0.9 million and $2.6 million, respectively, and were paid under lease agreements entered into at prevailing market rates. Rental payments to MID for the one-month period ended September 30, 2003 (subsequent to the August 29, 2003 spin-off) totaled $0.3 million.

        (ii) During 2003, the Company's Austrian subsidiary transferred certain assets and activities into Magna Systemtechnik AG
              (MST), an entity controlled by Magna established for the training of apprentices in the design, development and manufacturing of tools, prototypes and automotive components. Effective the same date, the Company acquired a minority equity ownership interest in MST and participated in its ongoing activities to the extent of this equity ownership interest. In September 2004, the Company sold this equity ownership to a related company under Magna's control and recorded a gain of $0.9 million as part of selling, general and administrative expenses. During the first six months of 2004, the Company accounted for this investment using the equity method and had recorded $0.5 million in selling, general and administrative expenses as the Company's share of the year-to-date net loss of MST ($0.2 million in the three and nine-month periods ended September 30, 2003, respectively).

        (c) Outstanding Balances

        The outstanding balances with all related parties resulting from transactions included in the consolidated financial statements at the end of the period are as follows:

                                                   September 30  December 31
                                                       2004         2003
        ---------------------------------------------------------------------
        (U.S. dollars in thousands)

        Accounts receivable                         $     1,656  $     1,560
        Accounts payable and other
         accrued liabilities                        $       923  $     1,882
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    8.  Foreign Exchange

        Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

                                   THREE MONTHS            NINE MONTHS
                                      ENDED                   ENDED
                                   SEPTEMBER 30            SEPTEMBER 30
                                 2004        2003        2004        2003
        ---------------------------------------------------------------------
        (U.S. dollars in thousands)

        Foreign exchange
         gains                $      306  $      598  $    1,066  $    1,310
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    9.  Post-Retirement and Other Long-Term Employee Obligations

        In the three and nine-month periods ended September 30, 2004, the Company recorded expenses of $0.2 million and $0.6 million, respectively ($0.1 million and $0.3 million in the respective periods ended September 30, 2003) in relation to the Company's post-retirement medical benefit plan and other long-term employment service obligations.

    10. Comparative Consolidated Financial Statements

        The Company has retroactively restated the comparative consolidated financial statements for the change in accounting policy for stock-based compensation as described in Note 1.

        Certain other comparative figures have been reclassified to conform to the current year's method of presentation.

    11. Subsequent Event

        As announced on October 25, 2004, the Company's board of directors received a proposal from Magna to acquire all the outstanding Class A Subordinate Voting Shares of the Company not owned by Magna. Magna has proposed that the transaction be effected by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules governing going-private transactions of this nature. In addition to court approval, the transaction would require approval by the Company's shareholders, including by way of a majority of the votes cast by holders other than Magna, its affiliates and other insiders.


                                  DIRECTORS


Manfred Gingl                             Oscar B. Marx, III
Chairman & Chief Executive Officer        Corporate Director
Tesma International Inc.
Executive Vice Chairman
Magna International Inc.

Hon. David R. Peterson, P.C., Q.C.        Vincent J. Galifi
Chairman                                  Executive Vice President & Chief
Cassels Brock & Blackwell LLP             Financial Officer
                                          Magna International Inc.

Judson D. Whiteside                       Siegfried Wolf
Chairman & Chief Executive Officer        Executive Vice Chairman
Miller Thomson LLP                        Magna International Inc.

Hon. M. Douglas Young, P.C.
Chairman
Summa Strategies Canada Inc


                                  OFFICERS


Manfred Gingl                              Anthony E. Dobranowski
Chairman & Chief Executive Officer         Vice Chairman & Chief Financial
                                           Officer

Klaus Blickle                              James L. Moulds
President                                  Vice President, Finance & Treasurer

Richard S. MacDonald                       Stefan T. Proniuk
Vice President, Sales & Marketing          Vice President, Secretary & General
                                           Counsel

Karl Steinbauer                            Thomas More
Vice President, Manufacturing              Controller



STOCK LISTINGS                             TRANSFER AGENTS AND REGISTRARS


Class A Subordinate Voting Shares          Class A Subordinate Voting Shares
The Toronto Stock Exchange - TSM.A         Canada:  Computershare Trust
NASDAQ - TSMA                              Company of Canada, Toronto
                                           United States:  Computershare
                                           Trust Company, Inc.


                            INVESTOR INFORMATION


Inquiries regarding the Company or to be placed on our supplementary mailing list, fax list or e-mail list to receive Tesma's annual and quarterly reports or press releases, please contact Lynn Riley, Manager, Investor Relations at:

Telephone: 905 417-2160    Fax: 905 417-2148    e-mail: lynn.riley@tesma.com


                              [Tesma logo]
                       CORPORATE OFFICE LOCATION
                1000 Tesma Way, Concord, Ontario, L4K 5R8
         Telephone: 905 417-2100     Fax: 905 417-2101     www.tesma.com